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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                          Omni Multimedia Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   68211K107
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 27, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               PAGE 1 OF 5 PAGES

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 68211K107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Citabel Limited Partnership
                   FEIN NO.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       Reporting person has voting and dispositive power
     NUMBER OF               over (i) shares of Series A Preferred Stock, par
                             value $.01 per share which are convertible into
                             131,987 shares of Common Stock, par value $.01 per
                             share, as of the date for the filing of this
                             statement and (ii) 9,345 shares of Common Stock.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                See item 7 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        See item 7 above.


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 2.34% as of the date for the filing of this statement. (Based on 5,889,498 shares of Common Stock issued and outstanding as of November 15, 1996, plus the Common Stock issuable upon the conversion of the securities referred to in item 7 above.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 2 OF 5 PAGES

          This is the third amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with the redemption of preferred stock of the issuer held by affiliates of the reporting person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and shares of Common Stock held by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively owned Convertible Securities for which they originally paid $260,000 ("Stated Value") and 9,345 shares of Common Stock.

          As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price").
          The Conversion Price is equal to the lesser of (i) $9.65 and (ii) 85% of the average closing bid price (as reported on the American Stock Exchange or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

          If the Company's Common Stock is trading at a price less than $11.35, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 141,332 shares of Common Stock representing 2.34% of the Issuer's Common Stock (based on (i) 5,889,498 shares of Common Stock issued and outstanding as reported by the Issuer on form 10QSB as of November 18, 1996 and (ii) a Conversion Price equal to $2.0506).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and shares of Common Stock on behalf of Nelson and Olympus.

     (a) The following transactions with respect to the Issuer's common stock have been effected during the 61-day period ending November 27, 1996:


Transaction Date        Transacting Party    Transaction    Quantity       Price
-------------------     -----------------    -----------    --------       -----

November 27, 1996       Nelson               Redeem           68,272       $2.54
November 27, 1996       Olympus              Redeem           63,396       $2.54
October 24, 1996        Nelson               Sell              6,000       $2.13
October 24, 1996        Olympus              Sell              6,000       $2.13
October 23, 1996        Nelson               Sell              2,200       $2.06
October 23, 1996        Olympus              Sell              2,200       $2.06
October 23, 1996        Nelson               Sell             11,500       $2.07
October 23, 1996        Olympus              Sell             11,500       $2.07
October 22, 1996        Nelson               Sell              6,200       $2.15
October 22, 1996        Olympus              Sell              6,200       $2.15
October 21, 1996        Nelson               Sell              2,800       $2.37
October 21, 1996        Olympus              Sell              2,800       $2.37
October 21, 1996        Nelson               Sell              7,950       $2.28
October 21, 1996        Olympus              Sell              7,950       $2.28

                                                               PAGE 3 OF 5 PAGES

October 18, 1996     Nelson          Sell           7,700         $2.33
October 18, 1996     Olympus         Sell           7,700         $2.33
October 15, 1996     Nelson          Sell          12,700         $2.46
October 15, 1996     Olympus         Sell          12,700         $2.46
October 14, 1996     Nelson          Sell           4,000         $2.56
October 14, 1996     Olympus         Sell           4,000         $2.56
October 11, 1996     Nelson          Sell           7,500         $2.27
October 11, 1996     Olympus         Sell           7,500         $2.27
October 10, 1996     Nelson          Sell          14,800         $2.27
October 10, 1996     Olympus         Sell          14,800         $2.27
October 8, 1996      Nelson          Sell          15,750         $2.25
October 8, 1996      Olympus         Sell          15,750         $2.25
October 7, 1996      Nelson          Sell          13,500         $2.28
October 7, 1996      Olympus         Sell          13,500         $2.28

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the shares of Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

     (e) As of the date for the filing of this statement, Nelson and Olympus collectively own less than 5% of the Issuer's Common Stock. As a consequence, from and after such date Citadel shall not be deemed to be the beneficial owner of more than 5% of the Issuer's Common Stock.

                                                               Page 4 of 5 Pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 6, 1996                  Citadel Limited Partnership

                                         By:  GLB Partners, L.P.,
                                              its general partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner

                                         By:  /s/ Kenneth C. Griffin,
                                              -----------------------
                                              Kenneth C. Griffin,
                                              its manager

                                                               Page 5 of 5 Pages